August 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman, Esq., Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Ivan Griswold, Esq., Staff Attorney
Morgan Youngwood, Staff Accountant

Re:	UBL Interactive, Inc.
Registration of Securities on Form 10
Filed May 14, 2013
File No. 000-54955

Ladies and Gentlemen:

We are counsel to UBL Interactive, Inc. (the “Company”).  On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to your letter dated August 2, 2013. We are hereby requesting an extension of the date to respond until, on or before August 26, 2013.

If you have any questions, please contact the undersigned.

Very truly yours,
/s/ Marcelle S. Balcombe
Marcelle S. Balcombe